December 21, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Alyssa Wall
Jennifer López Molina
James Giugliano
Adam Phippen

Re:	PishPosh, Inc.
Registration Statement on Form S-1
Filed December 19, 2022
File No. 333-267982

Dear Ms. Wall:

On behalf of our client, PishPosh, Inc. (“PishPosh” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 15, 2022 (the “Comment Letter”), relating to the above-referenced Draft Registration Statement on Form S-1 submitted on November 22, 2022 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Draft No. 5”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Draft No. 5.

Capitalization, page 25

1.	We note the “actual” column as of September 30, 2022 does not include the loan payable of $3,025,000 amongst your liabilities. It also appears the “convertible note payable” and “convertible note payable, related party” amounts are mislabeled. Please revise accordingly.

The Company respectfully submits to the Staff that it has revised its disclosure on page 25 of Draft No. 5 to include the loan payable of $3,025,000 amongst the Company’s liabilities and to correctly label the “convertible note payable” and “convertible note payable, related party” amounts.

Dilution, page 26

2.	We note your response to comment 2 and the accompanying Exhibit A. In the “Increase in $1.00 per share of IPO” column, it appears your IPO share price (third to last number in the column) was not adjusted to $6.00 and as a result you calculated the dilution of $3.90 when it appears the amount should be $4.90. Please revise or clarify.

The Company respectfully submits to the Staff that it has revised its disclosure on page 26 of Draft No. 5 to correct the calculation of the dilution to $4.90.

Securities and Exchange Commission

December 21, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 32

3.	We note your added disclosure regarding a convertible promissory note issued to a related party in the principal amount of $950,000. Please revise your disclosure to identify the related party and, if applicable, expand your discussion in your "Certain Relationships and Related Party Transactions" section to include the information required by Item 404 of Regulation S-K.

The Company respectfully submits to the Staff that it has revised its disclosure on pages 33 and 54 of Draft No. 5 to identify the related party at issue and to include the information required by Item 404 of Regulation S-K.

Unaudited Condensed Financial Statements for the Nine Months Ended September 30, 2022 and 2021

Note 14 - Subsequent Events, page F-34

4.	You disclose that as of the date these financial statements, there were 4,939,343 shares of common stock outstanding and 1,752.37 shares of Series A preferred stock outstanding. This does not appear consistent with the amounts disclosed in your balance sheet and statement of changes in stockholder’s equity; these amounts appear to be the number outstanding as of the date of this prospectus, and not as of September 30, 2022. Please clarify or modify your disclosure accordingly. Additionally in your response, please reconcile the number of common and preferred shares outstanding as of the date of your prospectus, detailing the share activity subsequent to September 30, 2022.

The Company respectfully submits to the Staff that it has revised its disclosure in Note 14 to the unaudited condensed financial statements for the nine months ended September 30, 2022 and 2021 on page F-34 of Draft No. 5 to correct the number of outstanding shares of Common Stock as of the date of this prospectus. In addition, the Company also revised the Note to provide further detail regarding the share activity subsequent to September 30, 2022. As of September 30, 2022, the Company had 4,041,716 shares of Common Stock outstanding. In October 2022, the Company (i) issued 150,000 shares of Common Stock to Meister Seelig & Fein LLP for legal services incurred by the Company in connection with this offering, (ii) converted 543,456 shares of Common Stock held by the Preferred Holders (as defined in Draft No. 5) for shares of the Company’s Series A Preferred Stock, and (iii) subsequently converted 1,291.085 shares of Series A Preferred Stock back into 1,291,085 shares of Common Stock. Following such events, the Company currently has 4,939,345 shares of Common Stock outstanding as of the date of this prospectus.

Shares of Common Stock outstanding as of 9/30/2022	4,041,716
Shares of Common Stock issued to MSF on 10/13/2022	+150,000
Shares of Common Stock converted into shares of Series A Preferred Stock on 10/19/2022	-543,456
Shares of Series A Preferred Stock converted into shares of Common Stock 10/20/2022	+1,291,085
Current Common Stock Outstanding	4,939,345

General

5.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Securities and Exchange Commission

December 21, 2022

The Company respectfully submits to the Staff that it has revised its risk factors on page 20 of Draft No. 5 to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to our offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly.

If you have questions with respect to Draft No. 5 or the responses set forth above, please direct the questions to me at (212) 655-3518 or ll@msf-law.com or, alternatively, Denis A. Dufresne at (212) 855-2548 or dad@msf-law.com.

Sincerely,

Louis Lombardo

cc:	Jesse Sutton, Chief Executive Officer and Director
Charlie Birnbaum, Chief Operating Officer and Director
Denis A. Dufresne, Meister Seelig & Fein LLP
Ross David Carmel, Carmel, Milazzo & Feil LLP